[Wasatch Funds Letterhead]

Via EDGAR Correspondence

October 8, 2008

Ms. Patricia Williams

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc.
File Nos. 033-10451, 811-04920

Dear Ms. Williams:

Pursuant to Rule 461 under the Securities Act of 1933, Wasatch Funds, Inc. (the “Registrant”) hereby respectfully requests that the effective date of Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A filed with the Securities and Exchange Commission via EDGAR on September 11, 2008 be accelerated so that it will become effective on Friday, October 17, 2008.

Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles

Russell L. Biles

Vice President